Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

May 1, 2003


03022178

VIA COURIER


SEC MAIL
RECEIVED
MAY 0 2 2003
WASH., D.C.
180
SECTION

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Stree, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

Dear Sirs:

Re: ***Canadian Oil Sands Trust – File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust:, all of which have been filed with the regulatory authorities in Canada:

a) March 31, 2003 press release regarding updated guidance;
b) April 4, 2003 press release regarding $150-million 5-year notes; and
c) April 22, 2003 press release regarding the first quarter report.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.



NEWS RELEASE
For immediate release

Canadian Oil Sands provides investors with updated guidance

Calgary, March 31, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust") today released its update on the Trust's prior guidance for 2003 to reflect only the acquisition of the additional 10 per cent interest in Syncrude. The guidance has been posted on the Trust's Web site at www.cos-trust.com.

The Trust regularly updates its guidance each quarter and anticipates a further update to its guidance concurrent with the release of its first quarter results on April 22, 2003.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 31.74 per cent working interest in the Syncrude Joint Venture. The Trust is managed by Canadian Oil Sands Limited and currently has approximately 80 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN.

- 30 –

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com



NEWS RELEASE
For immediate release

Canadian Oil Sands issues $150 million 5-year notes

Calgary, April 4, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust") today announced that its wholly-owned subsidiary, Canadian Oil Sands Limited ("Canadian Oil Sands"), has arranged an issue of 5-year notes under its $750 million Canadian medium term note program in its first offering to the Canadian debt capital market. Canadian Oil Sands has agreed to issue $150 million principal amount of 5.75% unsecured notes maturing April 9, 2008 through a group of Canadian dealers led by CIBC World Markets Inc. The notes were priced at 99.794 to yield 5.798%, are guaranteed by the Trust, and are rated BBB+ by Standard & Poor's Corporation and Baa2 by Moody's Investors Service, Inc.

The transaction is expected to close on April 9, 2003. Proceeds from the issue will be used to repay bank financing relating to the acquisition of the 10% interest in Syncrude from EnCana Corporation in February 2003.

This announcement does not constitute an offer to sell, or the solicitation of any offer to buy the securities in any jurisdiction.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 31.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 80 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

- 30 -

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com



Canadian Oil Sands

Canadian Oil Sands announces a distribution of $0.50 per Trust unit for the first quarter of 2003.

Calgary, Alberta (April 22, 2003) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSX - COS.UN) today announced financial results and a distribution of $0.50 per Trust unit for the quarter ended March 31, 2003. Strong earnings and prudent acquisition financing during the quarter improved the Trust's financial position as it continues to grow internally and by acquisition. The construction of the Stage 3 expansion, which has been fully underway since the fourth quarter of 2002, is proceeding well and capital spending remains on budget for the quarter. Maintenance work impacted Syncrude's operational performance during the first quarter of 2003, leading to lower average daily production and higher operating costs for the period than expected.

"While operating performance in the first quarter was below expectation, we anticipate that reliable operations for the remainder of the year will maintain the potential for Syncrude to achieve its target of 85 million barrels of Syncrude Sweet Blend production in 2003," said Marcel Coutu, President and Chief Executive Officer. "More importantly, our first quarter was marked by the successful and accretive purchase of an additional 10 per cent interest in Syncrude, which may grow further should we choose to exercise our option to acquire EnCana's remaining 3.75 per cent interest. As well, our Stage 3 capital program is on track to increase our share of Syncrude's production within two years."

The distribution of $0.50 per Trust unit for the first quarter will be paid on May 30, 2003 to unitholders of record on May 2, 2003. Distributions from the Trust remain stable, supported by continued improvements to Syncrude's plant and operations and diligent stewardship of the Stage 3 capital program. Even with lower than expected first quarter operational performance, the Trust continues to retain a portion of its cash flow to support funding of the Stage 3 expansion.

First Quarter 2003 Highlights

The Trust's results reflect a 31.74 per cent ownership in Syncrude for the month of March.

- Revenues rose 12 per cent to total $178 million over the comparative quarter of 2002, reflecting a 51 per cent increase in the sales price of Syncrude Sweet Blend in the first quarter of 2003 compared to the same period of 2002.
- Net income per Trust unit was up 44 per cent to $1.27, or $83 million in total, which included a significant foreign exchange gain of $44 million, compared to the first quarter of 2002.

- Sales volumes decreased five per cent to total 4.2 million barrels, or an average 46,752 barrels per day compared to the first quarter of 2002 due to extended scheduled and unscheduled maintenance work.
- Cash flow per Trust unit was down 29 per cent to $0.80, or $52 million in total, compared to the first quarter of 2002, largely due to extended scheduled and unscheduled maintenance.
- Operating costs per barrel rose 49 per cent to average $24.21 per barrel compared to the first quarter of 2002, adversely impacted by higher maintenance costs and lower volumes.
- The Trust's realized crude oil price, net of hedging, averaged $41.90 per barrel, an increase of 19 per cent over the same period of 2002, maintaining a high netback of $15.96 per barrel.
- Capital expenditures and development spending for the Trust totalled $133 million, compared to $61 million during the same period in 2002. Approximately 92 per cent of the total capital expenditures were directed to the Stage 3 expansion with the remainder to sustaining and enhancing current operations.

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except per Trust unit and barrel amounts)

	Three Months Ended March 31	
	2003	**2002**
Net Income	$ 83,376	$ 50,033
Per Trust unit- Basic	$ 1.27	$ 0.88
Per Trust unit- Diluted	$ 1.24	$ 0.88
Funds From Operations	$ 52,041	$ 64,138
Per Trust unit	$ 0.80	$ 1.13
Distributable Income	$ 39,769	$ 28,474
Per Trust unit	$ 0.50	$ 0.50
Daily Average Sales (bbls)		
Syncrude Sweet Blend	46,752	49,441
Total Sales (bbls)		
Syncrude Sweet Blend	4,207,638	4,449,696
Operating Costs per barrel	$ 24.21	$ 16.25
Average Selling Price per barrel		
Before hedging	$ 51.71	$ 34.18
Oil price hedging	(9.48)	1.71
Currency hedging	(0.33)	(0.68)
	$ 41.90	$ 35.21
West Texas Intermediate ($US per barrel)	$ 33.86	$ 21.64

Syncrude operations

Gross Syncrude production was 2.1 million barrels below budget in the first quarter of 2003, totalling 17 million barrels of Syncrude Sweet Blend compared to 20.6 million barrels for the same period in 2002. The decline in sales volumes was largely due to extended maintenance work on a heavy gas oil hydrotreater and a diluent recovery unit, and an unscheduled turnaround of the LC-finer. As well, lower bitumen availability from the Aurora mine contributed to the production shortfall. The Aurora mine experienced downtime, mainly due to repairs and modifications to the primary separation vessel wall, which were required to correct localized metal erosion by circulating oil sands. Comparatively, no major maintenance or turnaround work occurred in the first quarter of 2002.

The scheduled turnaround of coker 8-2, which commenced on March 24, is proceeding smoothly and is expected to be completed by early May. Through Syncrude's continued efforts to improve coker technology, the time between coker turnarounds has been extended further, leading to longer run lengths and higher throughput. Coker 8-2 achieved record throughput of 102 million barrels with a record run length of 29 months.

The reduced production volumes, higher extended scheduled and unscheduled maintenance costs and steeper natural gas prices resulted in higher unit operating costs of $24.21 per barrel for the Trust during the first quarter of 2003. However, the Trust's natural gas hedging arrangements mitigated the impact of higher purchased energy costs on operating expenses, resulting in savings of $5.7 million, or $1.35 per barrel, during the quarter. Including these hedges, the average cost of natural gas was $5.23 per barrel. These natural gas hedging arrangements ended on March 31, 2003.

Canadian Oil Sands 2003 forecast

Canadian Oil Sands is forecasting an annual production range for Syncrude of 83 to 85 million barrels for 2003, which reflects the impact of the maintenance work conducted during the first three months of the year and the turnaround of coker 8-2 currently underway. The upper end of this range continues to be attainable based upon achieving reliable operations for the remainder of the year, as was experienced in the second half of 2002 when Syncrude shipped an average 7.8 million barrels of Syncrude Sweet Blend per month. Net to the Trust, the production forecast translates into a total of 25 to 26 million barrels of Syncrude Sweet Blend, or an average 68,000 to 70,000 barrels per day. The Trust has revised its forecast operating cost to range between $18.00 to $18.50 per barrel to reflect higher purchased energy costs and the revised production forecast range. The Trust's year-end forecast update also includes an increase to its assumed gas price to $6.50 per gigajoule and an average crude oil price of US$27 per barrel WTI combined with a U.S./Canadian currency exchange rate of $0.68 Cdn/US dollar.

The Trust's updated guidance document provides a current estimation of key performance measures for the remainder of the year, and is available on the Trust's Web site at www.cos-trust.com.

Stage 3 construction advances

The Stage 3 expansion progressed well during the first quarter of 2003. The construction of the second mining train at Aurora is approximately 66 per cent complete, has remained within budget throughout its construction and is expected to begin producing bitumen in the fourth quarter of this year. Engineering and design work on the most significant component of Stage 3, the upgrader expansion, is now substantially complete and construction activity is fully underway.

The Stage 3 expansion began in 2001 and has a total estimated cost of $5.7 billion, or $1.8 billion net to the Trust. As at March 31, 2003 the Syncrude Joint Venture had expended approximately $2.6 billion related to the expansion, or $580 million net to the Trust. Following its completion, scheduled for the first half of 2005, Stage 3 is expected to boost current production by 50 per cent to approximately 111,000 barrels per day, net to the Trust, and enhance the product quality to a new benchmark product that will be known as Syncrude Sweet Premium ("SSP").

Canadian Oil Sands acquires an additional 10 per cent interest in Syncrude

The Trust, through its wholly-owned subsidiary, closed its acquisition of the 10 per cent interest in the Syncrude Joint Venture from EnCana Corporation ("EnCana") on February 28, 2003 with an effective date of February 1, 2003. The $1.07 billion acquisition, before working capital and purchase price adjustments, was financed primarily with new equity of $756 million, $431 million of which was raised through the issuance of approximately 12.3 million trust units by way of a public offering of subscription receipts, and the remainder through a private placement of approximately 9.3 million trust units with a large institutional investor for approximately $325 million. The balance of the purchase price and transaction costs was financed with senior bank debt of approximately $350 million.

As part of the transaction with EnCana, Canadian Oil Sands retained an option until December 31, 2003 to purchase, under substantially the same terms and conditions, EnCana's remaining 3.75 per cent interest in Syncrude. Concurrent with the exercise of this purchase option, the Trust also would purchase from EnCana an effective six per cent gross overriding royalty on a 1.25 per cent indirect Syncrude interest held by a third party.

The transaction dramatically increases the Trust's production, proven reserves and undeveloped resource by approximately 46 per cent, resulting in average daily productive capacity of approximately 78,000 barrels and proven reserves and undeveloped resource of approximately 2.6 billion barrels. On a pro forma basis, as of the closing of the transaction, the acquisition was accretive to the Trust's unitholders on the basis of cash flow, earnings and net asset value per unit. Scale economies created through the transaction are anticipated to also reduce the Trust's general and administrative costs per barrel.

In the context of the Trust's overall risk management program, Canadian Oil Sands has hedged all of the acquired production at an average price of US$29.24 per barrel WTI through to the end of 2003. In total, the Trust has approximately 66 per cent of its entire anticipated 2003 production hedged at a weighted average price of $26.46 per barrel.

EnCana will continue to market the Trust's entire share of Syncrude Sweet Blend following the transaction under the same arrangement that existed prior to the transaction. Furthermore, the Trust has expanded its property and business interruption insurance program to cover its newly increased asset base.

Medium Term Notes issued

The Trust's wholly-owned subsidiary, Canadian Oil Sands Limited, issued $150 million principal amount of 5.75% unsecured notes on April 9, 2003 under its $750 million Canadian medium term note program. The notes were priced at 99.794 to yield 5.798% and mature on April 9, 2008. They are unsecured, rank pari passu with other senior unsecured debt of Canadian Oil Sands Limited, are guaranteed by Canadian Oil Sands Trust and have been assigned ratings of BBB+ by Standard & Poor's Corporation and Baa2 by Moody's Investors Services, Inc. with negative outlooks on both ratings. Proceeds from the issue, which closed April 9, 2003 were used to repay bank debt related to the acquisition of the 10 per cent interest in Syncrude from EnCana in February 2003.

Bank credit facilities amended and expanded

On March 26, 2003 Canadian Oil Sands Limited, a wholly-owned subsidiary of the Trust, amended the size and covenants of its bank credit facilities. Current available bank facilities and lines of credit include a $415 million syndicated operating facility, a $20 million bilateral operating facility, and a $20 million line of credit to be used for letters of credit. Additionally, a $560 million acquisition facility was obtained to finance the 10 per cent Syncrude interest acquisition and the optional 3.75 per cent interest in Syncrude. The acquisition facility converts to a $225 million operating facility upon repayment of all amounts drawn for acquisition purposes. This $225 million operating facility, combined with the $455 million of operating credit facilities and lines of credit currently available, will provide $680 million of credit to meet the requirements of the larger Trust.

The maximum allowed senior debt-to-total book capitalization under these facilities was increased to 55 per cent from 45 per cent to provide greater financial flexibility for the Trust's current expansion and to conform the facilities with the Trust's $250 million U.S. senior notes maturing in 2021. The maximum total debt-to-total book capitalization is restricted to 60 per cent. A Trust Royalty payment covenant was also revised, which restricts Trust Royalty payments only if Canadian Oil Sands Limited's credit ratings fall below investment grade or if there is a default. As at April 22, 2003, $787.5 million was undrawn and available under the new credit facilities and lines of credit.

Tax status of 2002 distributions

Cash distributions paid by the Trust in the 2002 calendar year were 60.39 per cent taxable as income with the remaining 39.61 per cent tax deferred as a return of capital for Canadian residents holding their units outside of a registered pension or retirement plan. For U.S. residents, the cash distributions were 88.43 per cent taxable as ordinary income with the remaining 11.57 per cent tax deferred as return of capital. Unitholders should note that the cash distribution paid on February 28, 2003 was taxable in the 2002 year because it relates to the period ended December 31, 2002. Unitholders should have received their supplemental tax slip in the mail. For any questions regarding this form, please contact the Trustee and Transfer Agent, Computershare Trust Company of Canada, at 1-888-267-6555. A detailed breakdown of the distributions paid by the Trust since inception is available at www.cos-trust.com.

Participating in the distribution reinvestment plan

Eligible unitholders who wish to participate in the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") for the first quarter distribution must file their election form, in the case of registered unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **on or before May 1, 2003**. Unitholders who hold their units in the name of a broker should contact their broker to ensure that the proper election forms are completed and sent in before May 1, 2003. Information on the plan and enrolment forms are available on the Trust's Web site or by calling investor relations.

In order to assist unitholders in understanding the Canadian federal income tax treatment of the Premium Distribution option of the DRIP, the Trust has posted on its Web site at www.cos-trust.com a memo from the Trust's external tax counsel explaining the general tax consequences of participating in the DRIP. Unitholders are advised to consult their own tax advisors as to their particular income tax situation regarding all tax-related matters.

Participation in the DRIP for the fourth quarter of 2002 was approximately 21 per cent, comprised of approximately eight per cent for the election of additional units and approximately 13 per cent representing the premium cash option.

The DRIP is an important component of the Trust's financing plan for the Stage 3 Syncrude expansion and supports the Trust's ability to maintain distribution levels during the expansion period. Since introducing the DRIP, the participation level has averaged approximately 27 per cent with net proceeds of approximately $39 million of new equity raised at a volume weighted average price of $37.77 per Trust unit.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future plans and operations, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the annual report of the Trust. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Canadian Oil Sands Limited
Marcel R. Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Manager, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9

Ph: (403) 218-6200
Fax: (403) 218-6201

Email: investor_relations@cos-trust.com

Web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three month periods ended March 31, 2003 and March 31, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

ADVISORY - in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this MD&A contain "forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the expected production level at Syncrude for 2003 and beyond, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the aggregate capital cost of the Stage 3 expansion and the completion date for such expansion; and the anticipated maintenance work at Syncrude and the impact such maintenance will have on the Trust's financial results. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: general economic, business and market conditions, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

After having closed the acquisition of the 10 per cent interest in Syncrude from EnCana Corporation ("EnCana") on February 28, Canadian Oil Sands earnings reflect a 31.74 per cent ownership in Syncrude for the month of March. The Trust reported higher net income of $83.4 million in the first quarter of 2003, as compared to $50.0 million in the same period in 2002. With the significant strengthening in the Canadian dollar relative to the U.S., the Trust's 2003 net income included a $44.0 million foreign exchange gain resulting primarily from the unrealized gain on its U.S. denominated long-term debt, which compares favourably to the $0.7 million foreign exchange loss recorded in 2002. Excluding the foreign exchange impacts, the Trust's 2003 net income decreased $11.4 million when compared to 2002. The decrease in earnings was a consequence of lower production volumes at Syncrude resulting from unscheduled and extended scheduled maintenance in the first quarter of 2003.

Revenues

($ millions)	Three Months Ended March 31		
	2003	2002	Variance
Production revenue	$ 220.2	$ 153.2	$ 67.0
Pipeline tariffs	(2.4)	(1.0)	(1.4)
Marketing fees	(0.2)	(0.1)	(0.1)
Crude oil hedging	(39.9)	7.6	(47.5)
Currency hedging	(1.4)	(3.0)	1.6
Syncrude Sweet Blend	176.3	156.7	19.6
Interest and other income	1.4	1.7	(0.3)
Total Revenues	$ 177.7	$ 158.4	$ 19.3

First quarter revenues in 2003 compared favourably to 2002, increasing $19.3 million. A $67.0 million increase in production revenue, offset by a $47.5 million reduction in crude oil hedging, accounted for the majority of the increase.

The improvement in production revenue is attributable to the significant increase in the average realized selling price for the Trust's Syncrude Sweet Blend ("SSB")™ product in 2003 compared to 2002. The SSB selling price averaged $51.71 per barrel prior to hedging, an increase of 51 per cent from the same quarter in 2002. This is reflective of the 56 per cent increase in the price of West Texas Intermediate ("WTI") benchmark over the same period. Stronger prices in the first quarter of 2003 were supported mainly by the conflict in Iraq and the general strike in Venezuela as well as the tight supply and demand situation.

Offsetting the significant improvement in selling prices was the decrease in sales volumes in 2003 over 2002. The acquisition of the 10 per cent interest in Syncrude contributed an additional 12 per cent to sales volumes ($26.5 million in production revenue) for the month of March; however, sales volumes overall in the quarter were five per cent lower. The decline in sales volumes was largely due to extended maintenance work on a heavy gas oil hydrotreater and a diluent recovery unit, and an unscheduled turnaround of the LC-finer. As well, lower bitumen availability from the Aurora mine contributed to the production shortfall. The Aurora mine experienced downtime, mainly due to repairs and modifications to the primary separation vessel wall, which were required to correct localized metal erosion by circulating oil sands. The first quarter of 2002 did not incur such extensive repairs and modification work.

Strong oil prices in 2003 coupled with a higher percentage of volumes hedged contributed to $39.9 million of crude oil hedging losses, compared to $7.6 million of crude oil hedging gains in the same period in 2002, thereby reducing total revenues, as discussed more fully in the Risk Management section of this MD&A.

Operating costs

($ millions)	Three Months Ended March 31		
	2003	2002	Variance
Production costs and other	$ 79.9	$ 63.0	$ 16.9
Purchased energy	27.7	9.3	18.4
Natural gas hedging	(5.7)	-	(5.7)
	$ 101.9	$ 72.3	$ 29.6
Per barrel	$ 24.21	$ 16.25	$ 7.96

Production costs in the first quarter of 2003 were negatively impacted by the unscheduled and extended scheduled maintenance work compared to the same quarter in 2002. The incremental 10 per cent ownership increased 2003 operating costs by approximately 15 per cent, or $15.8 million.

Purchased energy costs were $18.4 million higher in the first quarter of 2003 relative to the first quarter of 2002, primarily due to considerably higher natural gas prices. In 2003, natural gas prices averaged $7.51 per gigajoule ("GJ"), 140 per cent higher than the 2002 average price of $3.11 per GJ. The Trust's natural gas hedging gains of $5.7 million mitigated the impact of the gas price increase, reducing the effective average cost of natural gas by $1.35 per GJ.

The combination of higher operating costs and lower sales volumes increased the Trust's first quarter 2003 operating costs per barrel to $24.21 compared to $16.25 in the same period of the prior year.

In 2003 the Trust reclassified certain expenses related to Base Plant development costs, which were previously reported in operating expenses, as non-production costs to more accurately reflect expenses related to current production. The nature of these costs is primarily research and development related to the Base Plant. The 2002 comparative figures have been reclassified to reflect this change in reporting. Base Plant costs were approximately $1.9 million, net to the Trust, in 2003 and 2002. The remaining balance of the non-production costs of $3.6 million relates primarily to Syncrude 21 development costs, as explained in the MD&A section of the Trust's 2002 annual report.

Crown Royalty expense

Crown royalty expenses of $1.8 million and $1.5 million in the first quarter of 2003 and 2002, respectively, reflect increased capital spending which results in the application of the minimum royalty rate of one per cent of gross revenues before hedging. As Syncrude is currently within a significant capital program, the Trust expects to pay only the minimum royalty for the next several years. A description of the Crown

royalty can be found in Note 15 of the audited consolidated financial statements of the Trust for the year ended December 31, 2002.

Insurance expense

The largest component of insurance expense is premiums paid for business interruption insurance, designed to protect the Trust's cash flow from a potential severe property loss at the Syncrude operations. Insurance premiums rose in 2003 over 2002 due to limited capacity in the insurance market combined with numerous losses experienced worldwide for this type of insurance. The 2003 insurance expense also reflects one month of insurance for additional coverage to protect the acquired 10 per cent Syncrude ownership. Insurance is an important risk management component of the Trust's Stage 3 financing plan as it helps to protect the Trust's cash flow from which the capital program commitments are largely funded. The Trust is in the process of renewing its coverages for its 31.74 per cent interests, which current coverage expires in the second quarter.

Interest expense

The interest expense increase to $13.2 million in 2003 from $12.3 million in 2002 reflects $350 million of additional bank financing obtained to fund a portion of the 10 per cent Syncrude acquisition.

Depreciation and Depletion

First quarter 2003 depreciation and depletion expense increased $0.6 million when compared to the same period in 2002. The per barrel depreciation and depletion rate was increased in 2003 compared to 2002 as the 2003 net asset base rose as a result of the 10 per cent Syncrude acquisition. This rate increase was offset by lower production volumes in 2003 relative to 2002. Canadian Oil Sands depreciates and depletes its production assets on the unit of production basis. As the Stage 3 expansion project is not yet complete, Canadian Oil Sands has excluded the associated costs of the project, and the related reserves for purposes of calculating its depreciation and depletion expense. These costs and reserves will be included in the depreciation and depletion expense calculations in the first half of 2005 when the completion of Stage 3 is anticipated.

Also included in depreciation and depletion expense is a future site reclamation provision, which is accrued at a rate of $0.17 per barrel of production. The reclamation provision for the quarter ended March 31, 2003 was $0.7 million, resulting in a future site reclamation liability of $47.4 million at March 31, 2003. Similar to its 21.74 per cent interest in Syncrude, the Trust will be depositing $0.13 per barrel of current production related to its new 10 per cent interest into a mining reclamation trust account, which is reflected in the consolidated Balance Sheet asset heading "Reclamation trust".

Foreign exchange loss (gain)

The Trust recorded a foreign exchange gain in the first quarter of 2003 of $44.0 million compared to a loss of $0.7 million in 2002. The 2003 gain reflects the impact of the significant strengthening in the Canadian Dollar, which averaged $0.662 US/Canadian in the first quarter of 2003 versus $0.630 US/Canadian in the comparable 2002 quarter. The higher Canadian dollar created a non-cash foreign exchange gain on the Trust's US dollar denominated senior notes of $43.4 million in the first quarter of 2003 relative to a loss of $0.3 million in the first quarter of 2002.

Future income tax recovery

The Trust recorded a future income tax liability of $298.6 million on the acquisition of the 10 per cent interest in Syncrude. The liability primarily represents the difference between the Trust's book value of its capital assets and its tax pools at the currently enacted tax rates. The liability will be drawn down as the assets are depreciated and depleted for both accounting and tax purposes. The reduction in the liability will be accounted for as a future income tax recovery on the Trust's income statement, which is a non-cash inclusion in income. For the first quarter of 2003, the Trust recorded a future income tax recovery $2.3 million related to the reduction in the liability.

Dividend on preferred shares of subsidiaries

On October 31, 2002 the preferred shares of the Trust's operating subsidiaries, were redeemed to align with the termination of the Administrative Services Agreement with EnCana. All accrued and unpaid dividends were paid upon redemption.

Liquidity and Capital Resources

Cash from Operations

Cash flow from operations of $52.0 million, or $0.80 per Trust unit, decreased from $64.1 million, or $1.13 per Trust unit, reported in 2002. The cash flow reduction of $12.1 million primarily reflects an increase in operating costs of $29.6 million, which was offset by SSB revenues increases of $19.6 million.

Financing Activities

The Trust undertook several financing initiatives in the first quarter of 2003 as part of its acquisition of an additional 10 per cent Syncrude interest. The $1.07 billion acquisition, before working capital and purchase price adjustments, was financed with approximately two thirds new equity. Equity of $431 million was raised through the issuance of approximately 12.3 million Trust units by way of a public equity offering, and the remainder of the equity was financed through a $325 million private placement of

approximately 9.3 million Trust units. The balance of the purchase price and transaction costs were financed with a $350 million draw on a $560 million acquisition bridge facility.

The Trust's net debt, defined as long-term debt less cash and short-term investments, increased to $744.8 million at March 31, 2003 from $392.3 million at December 31, 2002. The $352.5 million increase is due to the 10 per cent Syncrude acquisition financing and cash expenditures for the Stage 3 capital program offset by exchange gains on the US dollar denominated long-term debt. Operating cash flow of $52.0 million and $6.1 million of new equity raised through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") also financed capital expenditures and $39.8 million of unitholder distributions.

The Trust's financial capacity is supplemented by its operating bank facilities and lines of credit. On March 26, 2003 Canadian Oil Sands Limited, a wholly-owned subsidiary of the Trust, amended the size and covenants of its bank credit facilities. Current available bank facilities and lines of credit include a $415 million syndicated operating facility, a $20 million bilateral operating facility, and a $20 million line of credit to be used for letters of credit. Additionally, a $560 million acquisition facility was obtained to finance the 10 per cent Syncrude interest acquisition and the optional 3.75 per cent interest in Syncrude. The acquisition facility converts to a $225 million operating facility upon repayment of all amounts drawn for acquisition purposes. This $225 million operating facility, combined with the $455 million of operating credit facilities and lines of credit currently available, will provide $680 million of credit to meet the requirements of the larger Trust.

The maximum allowed senior debt-to-total book capitalization under these facilities was increased to 55 per cent from 45 per cent to provide greater financial flexibility for the Trust's current expansion and to conform the facilities with the Trust's $250 million U.S. senior notes maturing in 2021. The maximum total debt-to-total book capitalization is restricted to 60 per cent. A Trust Royalty payment covenant was also revised, which restricts Trust Royalty payments only if Canadian Oil Sands Limited's credit ratings fall below investment grade or if there is a default. As at April 22, 2003, $200 million of the acquisition facility was drawn, leaving $787.5 million undrawn and available under the new credit facilities and lines of credit.

Investing Activities

Capital spending in 2003 rose 119 percent to $132.9 million compared to $60.6 million in 2002, of which the 10 per cent Syncrude interest acquisition represented approximately $18.2 million. Approximately 92 per cent of the total 2003 capital expenditures related to the Stage 3 expansion which remains on budget. Stage 3 is the most capital intensive of the five stages in the Syncrude 21 expansion plan with a budgeted project cost estimated to be $1.8 billion, net to the Trust.

Risk Management

Crude Oil Hedging

During the first quarter of 2003, crude oil price hedging decreased Canadian Oil Sands' revenue by $39.9 million compared to a $7.6 million gain in the same period of 2002. The Trust hedged an average of 39,388 barrels per day in the first quarter of 2003 and had 16,000 barrels per day hedged for the first quarter of 2002. This larger 2003 hedge position combined with significantly higher WTI oil prices, averaging US$33.86 per barrel and US$21.64 per barrel in 2003 and 2002, respectively, resulted in the significant opportunity cost.

The Trust continues to view the cash flow protection provided by its crude oil hedging program as an important element of its Stage 3 financing plan. Canadian Oil Sands will consider hedging additional volumes during 2004 to manage the cash flow risk related to funding of the Stage 3 capital program.

As at April 22, 2003 the following crude oil hedges were in place:

Crude Oil Hedging Activities	Volume *(bbls/day)*	Price *(US$/bbl)*	Volume *(bbls/day)*	Price *(US$/bbl)*	Volume *(bbls/day)*	Price *(US$/bbl)*	Volume *(bbls/day)*	Price *(US$/bbl)*
2003 Positions	Jan 1 - Jan 31		Feb 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-put purchase	1,000	24.00	1,000	24.00	1,000	24.00	1,000	24.00
-costless collar*	3,000	25.00	3,000	25.00	-	-	1,488	25.00
-swap	19,000	23.64	44,000	26.82	47,000	26.63	43,389	26.57
Total Hedge Position	23,000	23.84	48,000	26.65	48,000	26.58	45,877	26.46
2004 Positions	Jan 1 - Jan 31		Feb 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-swap	16,000	23.72	16,000	23.72	16,000	23.72	16,000	23.72
Total Hedge Position	16,000	23.72	16,000	23.72	16,000	23.72	16,000	23.72

** Canadian Oil Sands sold a call to pay for this put, effectively capping prices on 3,000 bbls/day at $29 US/bbl for the period Jan. 1 - June 30.*

Natural Gas Hedging

For the period April 2002 to March 2003, Canadian Oil Sands held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of its share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 first quarter operating costs by $5.7 million.

Foreign Currency Hedging

Canadian Oil Sands had the following currency hedges in place as of March 31, 2003:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2003	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollar value hedged *($ millions)*	$ 66.0	$ 92.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.665	$ 0.664	$ 0.669	$ 0.692

During the first quarter of 2003, currency hedging settlements reduced Canadian Oil Sands' revenues by $1.4 million compared to a loss of $3.0 million in the same period of 2002. The decrease in currency hedge losses in 2003 from 2002 reflects the stronger Canadian dollar, which averaged $0.662 Cdn/US in 2003 compared to $0.630 Cdn/US in 2002.

Accounting for the settlement of currency exchange contracts deferred the recognition of a $1.3 million gain in the first quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $17.9 million to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

Credit Risk

Canadian Oil Sands has mitigated its exposure to credit risk associated with financial instruments, such as commodity swaps and foreign exchange contracts, by selecting counter-parties of high credit quality.

Unit Trading Activity

The market price of Canadian Oil Sands' units reached a high of $39.00 per Trust unit during the first quarter and a low of $34.55 per Trust unit. The Trust unit price closed at $35.35 on March 31. Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at March 31, 2003 approximately 79.5 million units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2003	March 2003	February 2003	January 2003
Unit price				
High	$39.00	$36.23	$39.00	$39.00
Low	$34.55	$34.55	$34.93	$36.55
Close	$35.35	$35.35	$36.20	$38.90
Volume traded (000's)	9,320	2,619	4,443	2,258
Weighted average number of units outstanding (000's)	65,455	79,538	58,465	57,685

Outlook

Canadian Oil Sands is expecting an annual production range for Syncrude of 83 to 85 million barrels for 2003, which reflects the impact of the unscheduled and extended scheduled maintenance work conducted during the first three months of the year and the scheduled turnaround of coker 8-2 that is currently underway. The upper end of this range continues to be attainable assuming reliable operations for the remainder of the year, as was experienced in the second half of 2002 when Syncrude shipped an average 7.8 million barrels of Syncrude Sweet Blend per month. Net to the Trust, the production forecast translates into a total of 25 to 26 million barrels of Syncrude Sweet Blend, or an average 68,000 to 70,000 barrels per day. The Trust has revised its forecast operating cost to range between $18.00 to $18.50 per barrel to reflect higher purchased energy costs and the revised production forecast range.

The Trust is anticipating its capital budget to reach $668 million in 2003, of which $567 million will be directed to the Stage 3 expansion. The total estimated cost for the Stage 3 expansion is $5.7 billion, or $1.8 billion net to the Trust.

As part of the acquisition of the additional 10 per cent Syncrude working interest, the Trust holds an option and right of first refusal to acquire under substantially similar terms and conditions, EnCana's remaining 3.75 per cent interest in the joint venture on a six per cent gross overriding royalty on an additional 1.25 per cent interest held by a third party oil and gas company. The option expires December 31, 2003.

Crude oil prices continued to rise into the first quarter of 2003, driven by the general strike in Venezuela and uncertainty regarding the impact of the war against Iraq. While the significant premium on the price

of crude oil created by these events is expected to dissipate, the Trust anticipates crude oil prices will remain relatively strong over the course of 2003 as the supply/demand fundamentals appear tight and OPEC is considering volume decreases in order to maintain their stated range for world oil prices of US$22 to US$28 per barrel. The Trust, therefore, is forecasting oil prices to average US$27 per barrel WTI in 2003 and natural gas prices to average $6.50 per GJ. This assumption requires average WTI crude oil and natural gas prices of approximately US$24.75 per barrel and $6.15 per GJ, respectively, for the remaining three quarters of 2003. In response to the recent strengthening in the Canadian dollar, the Trust also has increased its currency exchange rate forecast to US$0.68 for 2003, implying an average rate of approximately US$0.69 for the remainder of 2003.

EnCana markets all of the Trust's production under the terms of the marketing agreement between EnCana and the Trust. Prior to February 1, 2003, EnCana purchased all of the Trust's production at a deemed unit price. At EnCana's election, this arrangement ended on February 1, 2003, and subsequently, EnCana acts as agent in marketing the Trust's production to third parties.

Additional synthetic crude oil production volumes from various other producers are expected to come onto the market later this year. The Trust does not anticipate any significant adverse pricing impacts as a result of such additional volumes.

Hedging

The Trust has hedged approximately 66 per cent of its forecast 2003 crude oil production at approximately US$26.46 per barrel. The Trust's hedge positions are outlined in the risk management section of this MD&A.

Based on the Trust's revised forecast, the following table provides an estimate of the sensitivity of the Trust's cash flow and net income for 2003, including the effect of the hedges currently in place:

2003 Q1 Sensitivity Analysis		**Change in Cash Flow**		**Change in Net Income**	
	Sensitivity	**$ millions**	**$/Trust unit**	**$ millions**	**$/Trust unit**
Syncrude operating cost decrease	Cdn $1.00/bbl	27.7	0.36	27.7	0.36
Syncrude operating cost decrease	Cdn $50 million	16.3	0.21	16.3	0.21
WTI crude oil price increase	US $1.00/bbl	17.2	0.23	17.2	0.23
Syncrude production increase	2 million bbls	19.4	0.25	17.1	0.22
Canadian dollar weakening	US $0.01/Cdn$	13.6	0.18	5.2	0.07
AECO natural gas price decrease	Cdn $0.50/GJ	8.7	0.11	8.7	0.11

The Trust's Web site includes a Guidance Document to help communicate key performance criteria. The Web site address is *www.cos-trust.com*.

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEET
(unaudited)
($ thousands)

	March 31 2003	December 31 2002
ASSETS		
Current assets:		
Cash and short-term investments	$ 184,015	$ 229,970
Accounts receivable	96,647	93,444
Inventories	36,997	26,132
Prepaid expenses	3,352	4,547
	321,011	354,093
Capital assets, net	2,989,595	1,470,671
Other assets		
Reclamation trust	13,518	12,878
Deferred financing charges, net	22,534	12,759
	36,052	25,637
	$ 3,346,658	$ 1,850,401
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 242,995	$ 169,279
Unit distribution payable	39,769	28,843
Current portion of other liabilities	3,358	2,740
	286,122	200,862
Other liabilities	32,268	22,013
Long-term debt	928,831	622,283
Future reclamation and site restoration costs	47,394	32,237
Deferred currency hedging gains	17,850	16,505
Future income taxes	296,230	-
	1,608,695	893,900
Unitholders' equity	1,737,963	956,501
	$ 3,346,658	$ 1,850,401

Contingencies (Note 9)

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENT OF INCOME AND UNITHOLDERS' EQUITY

(unaudited)

($ thousands, except per unit amounts)

	Three Months Ended March 31	
	2003	**2002**
Revenues:		
Syncrude Sweet Blend	$ 176,342	$ 156,669
Interest and other income	1,391	1,710
	177,733	158,379
Expenses:		
Operating	101,857	72,311
Non-production	5,527	5,120
Crown royalties	1,787	1,518
Administration	1,755	1,586
Insurance	1,763	532
Interest	13,187	12,319
Depreciation and depletion	14,135	13,550
Foreign exchange loss (gain)	(44,059)	723
Large Corporations Tax and other	756	604
Future income tax recovery	(2,351)	-
Dividends on preferred shares of subsidiaries	-	83
	94,357	108,346
Net income for the period	$ 83,376	$ 50,033
Unitholders' equity, beginning of period		
As previously reported	$ 956,501	$ 804,951
Prior period adjustment	-	(36,886)
As restated	956,501	768,065
Net income for the period	83,376	50,033
Issue of Trust units	737,855	6,108
Unitholder distributions	(39,769)	(28,474)
Unitholders' equity, end of period	$ 1,737,963	$ 795,732
Weighted average Trust units	65,455	56,839
Trust units, end of period	79,538	56,947
Net income per Trust unit		
Basic	$ 1.27	$ 0.88
Diluted	$ 1.24	$ 0.88

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended March 31	
	2003	2002
Cash provided by (used in):		
Operating activities		
Net income	$ 83,376	$ 50,033
Items not requiring outlay of cash	(31,335)	14,105
Funds from operations	52,041	64,138
Site restoration costs	(895)	(918)
Net change in deferred items	442	1,074
Change in non-cash working capital	29,044	28,736
	80,632	93,030
Financing activities		
Issuance of long-term debt	350,000	-
Unitholder distributions	(39,769)	(28,474)
Issuance of Trust units	737,855	6,108
Net change in deferred items	(10,355)	-
Change in non-cash working capital	10,926	84
	1,048,657	(22,282)
Investing activities		
Acquisition of 10% working interest	(1,047,499)	-
Capital expenditures	(132,937)	(60,622)
Reclamation trust	(640)	(537)
Change in non-cash working capital	5,832	(19,827)
	(1,175,244)	(80,986)
Decrease in cash	(45,955)	(10,238)
Cash at beginning of period	229,970	357,313
Cash at end of period	$ 184,015	$ 347,075
Supplemental Information		
Income and Large Corporations Tax paid	$ 3,048	$ 400
Interest charges paid	$ 14,816	$ 16,622

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENT OF TRUST ROYALTY AND DISTRIBUTABLE INCOME [1]

(unaudited)

($ thousands, except per unit amounts)

	Three Months Ended March 31	
	2003	**2002**
Revenues *	$ 154,070	$ 159,084
Operating expenses	(86,083)	(72,311)
Non-production expenses	(4,715)	(5,120)
Crown royalties	(1,524)	(1,518)
Administration expenses	(1,518)	(930)
Insurance expense	(1,541)	(532)
Interest expense	(12,777)	(12,216)
Large Corporations Tax and other	(746)	(604)
	45,166	65,853
Capital expenditures	(114,702)	(60,622)
Utilization of expansion financing	116,941	25,634
Site restoration costs	(684)	(918)
Mining reclamation trust	(572)	(537)
Costs of generating other revenue [2]	(10,355)	-
Interest expense payable to Trust	(2,822)	(614)
Base for Trust Royalty	$ 32,972	$ 28,796
Trust Royalty at 99%	$ 32,643	$ 28,508
Interest earned on Trust's investments and promissory note from subsidiary	7,470	629
Administration expenses of Trust	(344)	(663)
Distributable income	$ 39,769	$ 28,474
Distributable income per Trust unit	$ 0.50	$ 0.50

* Includes cash settlements of $1,345 for the quarter (2002 - $1,089) in respect of currency exchange contracts that have been deferred for accounting purposes.

[1] This statement shows the calculation of the base for the Trust Royalty , which reflects the operating subsidiary's results at its 21.74 per cent ownership in Syncrude and is used to determine distributable income to unitholders. The Trust's new 10 per cent ownership is not reflected in the Trust Royalty calculations.

[2] Debt financing charges related to financing the acquisition of the additional interest in Syncrude are deductible in computing the Trust Royalty payable to the Trust. Other revenue represents distribution income the operating subsidiary may receive on special units it owns in another subsidiary of the Trust, Canadian Oil Sands Commercial Trust ("CT"). Of the 10 per cent Syncrude interest Canadian Oil Sands acquired on February 1, 2003, CT represents a 95 per cent interest.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2003
(Tabular amounts expressed in thousands of dollars, except where otherwise noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2002.

2. ACQUISITION OF ADDITIONAL WORKING INTEREST IN SYNCRUDE

On February 28, 2003, the Trust closed the acquisition with EnCana Corporation ("EnCana") to purchase an indirect 10 per cent working interest in Syncrude for approximately $1.07 billion cash, which was subject to working capital and purchase price adjustments, including an effective transaction date of February 1, 2003. The acquisition has been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principles. The Trust has allocated the purchase price, including the working capital adjustments and purchase price adjustments as at March 31, to the assets and liabilities as follows:

Net assets and liabilities assumed		
Property, plant and equipment	$	1,399,329
Working capital deficiency		(26,583)
Other liabilities		(11,328)
Future reclamation and site restoration costs		(15,338)
Future income taxes		(298,581)
	$	1,047,499
Consideration		
Cash	$	1,040,999
Costs associated with acquisition		6,500
	$	1,047,499

3. BANK CREDIT FACILITIES

On March 26, 2003, Canadian Oil Sands amended the size and covenants of its bank credit facilities from the $480 million of credit facilities available at December 31, 2002 to the following:

		Credit facility
Extendible revolving term facility (a)	$	20,000
Line of credit (b)		20,000
Acquisition facility (c)		560,000
Operating credit facility (d)		415,000

a) The $20 million extendible revolving term facility is a one year facility with a two year term out. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $20 million line of credit is a one year revolving letter of credit facility. This facility may be extended on an annual basis with the agreement of the bank. Letters of credit on this facility bear interest at a credit spread.

c) The $560 million acquisition credit facility was obtained to finance the acquisition of the 10 per cent Syncrude interest and the remaining 3.75 per cent Syncrude interest if Canadian Oil Sands exercises its option before December 31, 2003. When all amounts that have been drawn for acquisition purposes have been repaid, the facility converts to a $225 million operating facility. The $225 million operating facility is an extendible 364-day revolving tranche with a two-year term out. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

d) The $415 million operating credit facility consists of approximately $139 million that is an extendible 364-day revolving tranche with a two-year term out, and approximately $276 million three-year extendible term tranche. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

These credit agreements contain typical covenants relating to the restriction of Canadian Oil Sands to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its senior debt-to-total book capitalization at an amount less than 0.55 to 1.0, to maintain total debt-to-total book capitalization at an amount less than 0.60 to 1.0, and restrict distributions by way of the Trust Royalty payments from Canadian Oil Sands Limited ("COSL"), if COSL's credit ratings fall below investment grade. The Trust and certain affiliates of COSL which hold working interests in Syncrude guarantee the debt owing under such facilities.

As at March 31, 2003, $350 million of the credit facility was drawn.

4. UNITHOLDERS' EQUITY

In February, 2003 the Trust raised $756 million, $732 million net of issue costs, in new equity to finance a significant portion of the $1.07 billion acquisition of the 10 per cent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 12.3 million Trust units for gross proceeds of $431 million, and a private placement with a large U.S. institutional investor of 9.4 million units for gross proceeds of $325 million.

Also during the first quarter, a total of 178,701 Trust units were issued for proceeds of approximately $6 million related to the DRIP under the distribution payable February 28, 2003.

The following table summarizes Trust units that have been issued for cash proceeds:

Date	Net Proceeds per Trust unit	Number of Trust units (thousands)	Net Proceeds ($ thousands)
Balance, beginning of period		57,684	$ 708,901
February 28, 2003	$ 33.76	21,854	$ 737,855
		79,538	$ 1,446,756

5. STOCK-BASED COMPENSATION

In 2002, the Unitholders approved the Trust's unit option and distribution equivalent plan (the "Incentive Plan") and a Senior Employee Purchase Plan (the "Senior Employee Plan") which contemplated the issuance of preferred shares of a subsidiary of the Trust. The full implementation of the plan was conditional on the receipt of acceptable tax opinions or rulings. As Canadian Oil Sands was not able to obtain the tax ruling that it originally sought regarding this plan, the preferred share component of the Incentive Plan was deleted and the Senior Employee Plan was terminated, effective February 19, 2003. Only the existing provisions regarding the issuance of unit options remain. In recognition of the change to the original compensation structure offered to its employees and to recognize the contributions of the employees and directors over the period 2002 to date, Canadian Oil Sands paid $213,500 to its employees and directors. In addition to the Incentive Plan, the Board of Directors intend to utilize a cash compensation component in the future to reward employees and directors for their contributions to the Trust.

As at March 31, 2003, the following options were issued:

Date	Number of Options		Weighted Average Exercise Price
Outstanding at January 1, 2003	256,000	$	38.67
Granted	500	$	35.33
Outstanding at March 31, 2003	256,500	$	38.66

The range of exercise prices of the Trust unit options is $34.73 to $40.61.

No compensation costs have been recognized in the financial statements for unit options granted. The following table provides the pro forma impact on the Trust's earnings had the unit options been recognized as compensation costs based on the fair values at the grant date for the options vested in the period.

		Three Months Ended March 31, 2003		Three Months Ended March 31, 2002
Compensation costs	$	143	$	-
Net income:				
As reported	$	83,376	$	50,033
Pro forma	$	83,233	$	50,033
Net income per Trust unit				
Basic:				
As reported	$	1.27	$	0.88
Pro forma	$	1.27	$	0.88
Diluted:				
As reported	$	1.24	$	0.88
Pro forma	$	1.24	$	0.88

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Risk-free interest rate (%)	4.29	-
Expected life (years)	5	-
Expected volatility (%)	27	-
Expected dividend per Trust unit ($)	2.00	-

6. FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at March 31, 2003 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil	$ (24,164)	$ (23,799)
Foreign currency	(9,210)	(7,946)
Interest rates	8,061	7,393
	$ (25,313)	$ (24,352)

7. GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of future payments Canadian Oil Sands may be liable for is $27.5 million. Canadian Oil Sands accrues a future site reclamation liability, which was $47.4 million at March 31, 2003. There are no recourse provisions under the letter of credit agreements.

8. CONTINGENCIES

In preparing its 2002 tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former tax service provider. The Trust has disclosed this error to Canada Customs and Revenue Agency ("CCRA") averting any associated penalties and is now in discussions with CCRA and the former tax service provider to determine what options are available to the Trust to rectify the incorrect filing. The tax liability related thereto is contingent on CCRA's decision and currently is estimated to be approximately $9.2 million. As at March 31, 2003, the outcome of CCRA's decision regarding this error was not determinable, and therefore, no provision has been made in the March 31, 2003 financial statements.

9. SUBSEQUENT EVENT

On April 9, 2003, Canadian Oil Sands issued $150 million of 5.75% unsecured Medium Term Notes under its $750 million Canadian medium term note program. The notes mature on April 9, 2008. They are unsecured, and rank pari passu with other senior unsecured debt of Canadian Oil Sands and are guaranteed by the Trust.

10. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2003.